Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

L’Agéfi         21/12/2012

ICE purchase of NYSE puts Euronext and its operations back in play

IPO of cash equities and derivatives business in continental Europe planned for 2014, but sale to a third party remains possible

By Alexandre Garabedian

Back to the early 2000s: ICE’s acquisition of NYSE Euronext paves the way to listing at the end of 2014 of the group’s equities markets in continental Europe, returning Euronext to the situation that existed before its 2007 acquisition by the New York Stock Exchange. Plans [now] call for an IPO one year after the closing of the merger, which is expected in the second half of 2013.

“Our preference is for an IPO, and our intention is to do this by selling our full interest in Euronext,” said ICE Futures Europe president David Peniket yesterday, refusing - for now - to put a value on the business or provide details on governance. The US derivatives market wants to get its hands on London-based NYSE Liffe but has no interest in cash equities markets in Europe, which have seen volumes plummet.

“While the derivatives market is global, market structures for equities and bonds tend to be regional,” explains Dominique Cerutti, President and Deputy CEO of NYSE Euronext. Following restructuring in recent years, “Euronext is profitable,” he argues. In addition to listings and cash equities trading in Paris, Amsterdam, Brussels and Lisbon, the business includes derivatives in continental Europe and the market-data and technology infrastructure needed to develop business.

A Euronext IPO remains to be confirmed, and is contingent on “European policy makers support [for the offering]” according to the two groups’ press release. For banker and ICE director Jean-Marc Forneri, “Euronext needs to recover its independence; its vocation is to consolidate non-Germanic continental exchanges. The European market is likely to take shape around the London Stock Exchange, Deutsche Börse and its silo structure, and Euronext,” he told L’Agéfi. “But [even then] there will have to be a stable European core of major French and European financial groups, bankers and insurance companies that agree to structure capital.”

LCH.Clearnet’s future must also be defined. Clearing is the second driver - after derivatives - behind the ICE/NYSE deal, and ICE Clear will take over Liffe’s post-market business from LCH. In continental Europe, current plans call for Clearnet SA to continue to clear cash equity business. As for derivatives, “we are assessing the options,” says David Peniket.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking

1

statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

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PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

3

Lisbon Stock Exchange changes hands again

INTERCONTINENTAL EXCHANGE PAYS $8.2 BILLION FOR NYSE EURONEXT

NYSE EURONEXT SHARES RISE 32% WITH TAKEOVER BID FROM ICE

SHARE PRICE TRENDS IN YESTERDAY’S SESSION

NYSE Euronext shares rose sharply in the opening session in New York, approaching the $33.12 per share offered by Intercontinental Exchange. The current CEO of ICE, Jeff Sprecher, will also be the executive chairman of the new group resulting from the merger. ICE shares fell 4%, but recovered from these losses.

ICE launches takeover bid for NYSE Euronext. New owners guarantee that they will maintain the structure of the Lisbon Stock Exchange unchanged

Portuguese stock exchange to have new owners. This Thursday, Intercontinental Exchange (ICE) launched a takeover bid for NYSE Euronext, owner of the New York Stock Exchange and exchanges in Paris, Amsterdam, Brussels and Lisbon, as well as the London derivatives market Liffe. The new owners guarantee that they will maintain the national market.

“Euronext’s Federalist structure will remain in place. The operation does not threaten the existence of the current markets,” said Dominique Cerutti, deputy CEO of NYSE Euronext, in a telephone conference with Portuguese journalists. He also guaranteed that no part of the deal’s synergies of $450 million will be generated in the European equity markets that are part of the group, which will maintain their current structure.

This will be the third time that the Portuguese exchange changes hands in the last ten years. Bolsa de Valores de Lisboa e Porto was taken over by Euronext in 2002. Five years later, the pan-European group merged with NYSE.

ICE will pay $8.2 billion (€6.21 billion) to the shareholders of NYSE Euronext. The operation has already been approved by the boards of both companies and there should be no opposition from the American or European authorities. Even so, the process will only be concluded in the second half of 2013.

The new owners

The American group that is buying NYSE Euronext only operates electronic exchanges and specialises in energy, commodity, interest rate and foreign exchange futures. ICE was founded in 2000 by Jeff Sprecher, the current CEO, with energy traders as its main shareholders. Focusing on trading over the Internet and on offering a cheaper and more efficient platform, it has grown to become the second largest futures market.

The main objective of purchasing NYSE Euronext is to boost the growth of derivative transactions, since share trading has been falling and migrating to alternative platforms. The intention of ICE is to sell the Euronext share markets on the stock exchange within twelve months from the completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,”

“believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT

BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

The New York Stock Exchange, founded 208 years ago, has been losing influence and market share, making it vulnerable to the advances of ICE.

Portuguese stock exchange changes hands following the merger between ICE and NYSE Euronext

Yesterday Intercontinental Exchange (ICE) created the largest stock exchange operator in the world, by buying its rival NYSE Euronext for €6.2 billion.

The operation represents the greatest gamble in the career of ICE’s CEO Jeff Sprecher, since by buying the old company that manages the stock exchanges in New York, Paris, Amsterdam, Brussels and Lisbon, it is transforming its energy and commodity futures trading exchange into not only the largest stock exchange operator, but also the third largest derivatives platform in the world, in direct competition with Germany’s Deutsche Börse and the North American CME Group.

“Markets have inherently changed in the face of the global financial crisis. While derivatives markets have become more global, many equity markets have become more regional as major European financial institutions turned their focus to capital efficiency and regulatory reform,” said Sprecher during the presentation of the acquisition. The deal is still pending the approval of regulators and of the shareholders of both companies.

The ICE CEO guaranteed that he would maintain the iconic NYSE building on Wall Street, but the situation of the local Euronext markets, such as the Lisbon stock exchange, unclear. ICE admits studying listing the Euronext stock exchange as a separate entity based in Europe.

For analysts, the acquisition of a company that is more than 200 years old and managed many of the major exchanges in the world by ICE (founded twelve years ago) not only demonstrates the growing importance of derivatives, despite their responsibility for the crisis, but also the loss of influence of the 208 year old New York Stock Exchange (NYSE).

The NYSE, known as the “Big Board” and a benchmark for all free markets, accounted in the past for up to 82% of all shares sales of the world, but now only holds 21% of global share market.

“Not only are they losing volume, they’re also getting squeezed in their margins because of all these competitors who have different corporate structures. They’re languishing as everyone sits and waits for cash equity volumes to pick up, which may or not occur for several years”, said Thomas Caldwell, CEO Caldwell Securities, quoted by Bloomberg.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

Lisbon Stock Exchange changes hands again

INTERCONTINENTAL EXCHANGE PAYS $8.2 BILLION FOR NYSE EURONEXT

NYSE EURONEXT SHARES RISE 32% WITH TAKEOVER BID FROM ICE

SHARE PRICE TRENDS IN YESTERDAY’S SESSION

NYSE Euronext shares rose sharply in the opening session in New York, approaching the $33.12 per share offered by Intercontinental Exchange. The current CEO of ICE, Jeff Sprecher, will also be the executive chairman of the new group resulting from the merger. ICE shares fell 4%, but recovered from these losses.

ICE launches takeover bid for NYSE Euronext. New owners guarantee that they will maintain the structure of the Lisbon Stock Exchange unchanged

Portuguese stock exchange to have new owners. This Thursday, Intercontinental Exchange (ICE) launched a takeover bid for NYSE Euronext, owner of the New York Stock Exchange and exchanges in Paris, Amsterdam, Brussels and Lisbon, as well as the London derivatives market Liffe. The new owners guarantee that they will maintain the national market.

“Euronext’s Federalist structure will remain in place. The operation does not threaten the existence of the current markets,” said Dominique Cerutti, deputy CEO of NYSE Euronext, in a telephone conference with Portuguese journalists. He also guaranteed that no part of the deal’s synergies of $450 million will be generated in the European equity markets that are part of the group, which will maintain their current structure.

This will be the third time that the Portuguese exchange changes hands in the last ten years. Bolsa de Valores de Lisboa e Porto was taken over by Euronext in 2002. Five years later, the pan-European group merged with NYSE.

ICE will pay $8.2 billion (€6.21 billion) to the shareholders of NYSE Euronext. The operation has already been approved by the boards of both companies and there should be no opposition from the American or European authorities. Even so, the process will only be concluded in the second half of 2013.

The new owners

The American group that is buying NYSE Euronext only operates electronic exchanges and specialises in energy, commodity, interest rate and foreign exchange futures. ICE was founded in 2000 by Jeff Sprecher, the current CEO, with energy traders as its main shareholders. Focusing on trading over the Internet and on offering a cheaper and more efficient platform, it has grown to become the second largest futures market.

The main objective of purchasing NYSE Euronext is to boost the growth of derivative transactions, since share trading has been falling and migrating to alternative platforms. The intention of ICE is to sell the Euronext share markets on the stock exchange within twelve months from the completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

Le Monde 21/12/2012

Paris Bourse shunted to the sidelines… or set to rebound

US-based ICE buys transatlantic NYSE Euronext, but will sell off European division

There’s a new revolution shaping up for the Paris Bourse. The acquisition of the transatlantic exchange NYSE-Euronext by the US InterContinental Exchange (ICE) announced Thursday, 20 December, for $8.2 billion (€6.2 billion) is the opening shot in a new battle of the market operators. But above all, it signals a major change in prospects facing the Paris market, which is now set for sale along with the Amsterdam, Brussels and Lisbon exchanges.

Buying NYSE Euronext in a deal to be finalized in the second half of 2013 will give US futures specialist ICE the prestigious New York equities market as well as markets in continental Europe. But what really interests ICE is NYSE Euronext’s London subsidiary Liffe. Liffe is no. 3 worldwide in derivatives - products that allow users to bet on rises or falls in indexes, interest rates and commodities.

And that is an industry that’s growing very fast, taking full advantage of the shift from OTC trading to centralized platforms. It is also particularly profitable: Liffe’s operating margin was 45% for the first nine months of 2012, or 2.5 times that of NYSE Euronext overall. And far, far higher than that of equity markets.

Hit hard by competition from alternative markets since deregulation in 2007, and sapped by a fall in trading volumes, traditional exchanges are struggling to survive.

Eleven months after the failed merger of NYSE Euronext and Germany’s Deutsche Börse, a deal blocked by the European Commission on anti-competition grounds, the ICE-NYSE tie-up makes sense overall.

But in the new group, ICE sees no place for European equities markets, whence its decision to dispose of them: “ICE intends to explore an initial public offering of Euronext (the Paris, Amsterdam, Brussels and Lisbon markets],” says the group. This disposal could take place “within 18 to 24 months” if “market conditions are favourable.” There is no question of holding on to any interest, however small.

“We need to bring stock markets closer to the real economy. There’s a trend towards greater regional focus,” explains Dominique Cerutti, President and Deputy CEO of NYSE Euronext, while insisting “Euronext is a viable and attractive business.”

Such reasoning is having a hard time making headway. “When NYSE and Euronext merged in 2007, hardly anyone worried about being close to decision-making centres,” interjects an expert familiar with the sector. “This deal confirms that European equities markets, including Paris, have been sidelined - weakened since NYSE’s takeover of Euronext,” say Paul Lagneau-Ymonet and Angelo Riva, authors of Histoire de la Bourse (published by La Découverte).

All of which takes European markets back to the early 2000s, before the major manoeuvres launched by Euronext’s then-boss Jean-François Théodore, architect of the merger with NYSE. “We can only regret that Brussels vetoed the proposed merger of NYSE Euronext and Deutsche Börse, which would have reinforced the group’s European focus,” fumes Arnaud de Bresson, head of the Paris market’s lobbying group Paris Europlace. At the Ministry of Finance, details of the offer are “being examined closely.”

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Yet ICE’s decision to pull out of European stock exchanges could be a blessing in disguise. “This deal forces the Paris market to examine its strategic responsibilities; it’s an opportunity for large institutional investors to regain control of continental exchanges,” says Thierry Giami, head of Observatoire du Financement des Entreprises par le Marché.

Be that as it may, a complex united front would have to be patched together, as seen in the tense negotiations already under way in Paris to design an Entrepreneurial Exchange [for SMEs].

The other option would be takeover by another sector player, starting with Deutsche Börse. Would this be a way to erase recent meanderings in pan-European stock-market strategy? “It could offer an opportunity to create, within the euro zone, a combination of Frankfurt, Paris and perhaps other markets,” says Georges Ugeux, chairman of merchant bank Galileo Global Advisors and a former NYSE executive.

The London Exchange, which owns the Milan Bourse and has always kept an eye on goings-on in Europe, might also be a candidate, as would US-based Nasdaq OMX, already present in Northern Europe.

What remains to be seen is whether the fate of the Paris market is still a subject capable of rallying company leaders and investors, in this day of global markets and split-second transactions. As one Parisian fund manager puts it “When you come right down to it, the most important thing is to have efficient and liquid markets. Information technology isn’t known for its love of country.”

Clément Lacombe and Audrey Tonnelier

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined

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company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

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Les Echos 21/12/2012

Derivatives giant ICE grabs NYSE Euronext for $8.2 billion

•	Deal creates world’s third largest market

•	Market cap: $15 bn

•	IPO could lie ahead for Euronext

Karl de Meyer and Lucie Robequain — NY desk

In recent years many mergers of major market operators have been announced - and many have failed to go through. [But] this time the spectacular $8.2 billion offer by US-based InterContinentalExchange (ICE) for NYSE Euronext seems to be off to a good start. First, because it’s a friendly offer. According to our sources, ICE began reaching out to the heads of its target around two months ago. In a fast-moving market shaped by changing technologies, new players are emerging and traditional market operators have seen their margins squeezed. Grappling with a fall in trading volumes, NYSE accepted the case made by ICE’s visionary leader Jeffrey Sprecher. A second good omen: for once, the deal does not appear to pose any fundamental threat to competition. We explain below in five Q&As.

1. How was a smaller market operator able to go after the Big Board?

By being very profitable. Energy specialist Jeffrey Sprecher was savvy enough to identify market trends and invest in attractive segments. He made no secret of his ambitions, teaming up with Nasdaq to oppose the Deutsche Börse-NYSE Euronext tie-up last year. Markets approved his strategy by boosting [ICE’s] market cap to $9.3 billion.

2. Why list Euronext?

In 2011, the US Department of Justice shot down ICE-Nasdaq’s offer for NYSE. In 2012, the European Commission blocked the NYSE-Deutsche Börse merger. But this time the two parties have very few activities in common. ICE is above all interested in derivatives market Liffe, Europe’s second largest and a very good fit with its own lucrative commodities business. The main question is the future of European market operators in Paris, Amsterdam, Brussels and Lisbon. Jeffrey Sprecher plans to resell them, perhaps through an IPO once the merger has been closed, which will probably happen in the second half of 2013. Deutsche Börse might be interested, or Nasdaq, which has operations in Northern Europe. In other words, the current deal will be followed by more deals.

3. Can the merger be blocked by regulators?

The past two years have seen a raft of proposed mergers of between market operators in a sector turned upside down by changing technology. Yet most of these deals have been rejected on competition grounds by regulatory authorities, who see in them a threat of abuse of dominant market positions. NYSE and Deutsche Börse were forced to cancel their proposed alliance, as were the Australian and Singapore Exchanges, and London and Toronto (TMX)…

But this latest proposal does not pose the same risks, say experts. Jeffrey Sprecher agrees: “Our project has been well received by regulators,” he says. And it’s true that NYSE specializes in trading shares, while ICE has built its business on expertise in commodities. “The only business they have in common is equity-index futures,” says Diego Perfumo, an analyst with Equity Research Desk. Here ICE works through Russell and NYSE through MSCI. Regulators could thus force ICE to sell one of the two. In Europe, the size of the deal falls below thresholds at which the European Commission must automatically be informed. It remains to be seen whether national regulators will send the plan up to Brussels, where the European Commission’s Directorate General for Competition tracks the sector very closely.

4. Could there be counter-offers?

Very unlikely. “There are few players able to make an offer like this,” said ICE [Futures] Europe president and head of operations David Peniket yesterday. “We are fairly certain that ICE’s offer is higher than any others which might be made,” confirmed Dominique Cerutti, President and Deputy CEO of NYSE Euronext.

5. Who will lead the new group?

The deal is quite a coup for Wisconsin native Jeffrey Sprecher, a chemistry graduate of the University of Wisconsin with an MBA from Pepperdine University. Mr. Sprecher began his career in the energy sector and headed Western Power Group, a group operating power plants in California, for fourteen years before recognizing the potential of electronic exchanges for all sorts of products, including commodities. He founded ICE in 2000 and rose in business circles; in 2002 Business Week named one of the country’s top entrepreneurs. Duncan Niederauer, who heads NYSE Euronext, will become president of the new entity - a title that, on its own, doesn’t reveal much. A purely honorific position, or will he influence the new group’s strategy? Mr. Niederauer will remain CEO of NYSE Group. In any case, the man appointed in 2007 to revitalize the Big Board failed to guide the proposed merger with Deutsche Börse to a successful conclusion. ICE’s current CFO Scot Hill will hold the same position in the new group. Four members of the NYSE Euronext Board of Directors will join the ICE Board, raising the total number of directors to 15.

Key figures

$8.2 billion

ICE’s bid for NYSE Euronext - a premium of about 37% on the stock price on Wednesday.

1/3 cash

The deal will be 67% in shares and 33% in cash. NYSE Euronext shareholders should end up with around 36% of ICE shares.

4,000 employees

NYSE Euronext has three times more staff than ICE. Their combined total is around 4,000 employees.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

Les Echos            21/12/2012

Paris Bourse: a step back - and an opportunity

Guillaume Maujean

The Elysées Palace, the Ministry of Finance, market regulator AMF - one by one, stakeholders and authorities in Paris were informed yesterday morning by NYSE Euronext of its plan to merge with the InterContinental Exchange (ICE). Because this deal obviously has major consequences for the French market. And in the press release issued by the two groups, a sentence tucked into the tail end of the first page is far from trivial: “ICE intends to explore an initial public offering of Euronext as a Continental European-based entity following the closing of the acquisition if market conditions and European policy makers support the offering.”

In other words, we’d be back to the situation as it was in 2001, or nearly so, when the Paris, Amsterdam and Brussels stock exchanges joined forces to create Euronext, a pan-European bourse that focused primarily on trading equities at the time. Today, specialists put the value of Euronext at around €1.5 billion - a lightweight compared to the colossus the Frankfurt exchange has become: Deutsche Börse is valued at around €9 billion.

Those yearning for good old days - the powerful Paris Bourse of yore - will have lost out once again. But nowadays market operators work less and less on purely domestic markets. More than a decade ago, technology opened wide their doors to investors around the globe. New segments - derivatives, clearing houses and tech-based services - have emerged, taking over from exchanges’ historical core business. And what looks like a return to the way things were for Euronext could offer an opportunity for a fresh departure.

Speaking yesterday, Dominique Cerutti, President and Deputy CEO of NYSE Euronext, took an optimistic view: “Euronext will not be a weak entity; it will be a more than viable business, economically attractive and reshaped to meet the competition.” Competition that has quickened, with alternative market platforms cropping up in the past five years. “[Euronext] could become an exchange at Europe’s epicentre, playing an important role in the euro zone,” added Mr. Cerutti, who could eventually take charge of Euronext.

Clearly, the deck has been reshuffled for European stock exchanges. “Announcing a potential IPO for Euronext can be viewed as an invitation to other players like Deutsche Börse or the London Stock Exchange,” says Georges Ugeux, chairman of Galileo Global Advisors and a former executive at NYSE. “It’s pure speculation for the time being, but you can expect offers and mergers in the future. It’s a step back in time for sure, but also an opportunity to rewrite history for Europe.” Deutsche Börse is naturally first in line, having twice failed to scoop up Euronext - once in 2005, then again in 2012, an attempt blocked by the EC authorities. “We can only regret that the European Commission did not support that proposal, which [would have] reinforced the group’s European component,” fumes Arnaud de Bresson, who heads Paris Europlace. “European authorities must realize that if they were to block such a deal again, they would play right into American hands,” adds Georges Ugeux.

The London Stock Exchange or Nasdaq could also be interested in Euronext - unless, that is, they get their own merger proposal back on the table. And regulatory trends, including the revision of the MiFID directive and steps towards the creation of a common banking union, make a case for setting up a major player in the euro zone. “I see Deutsche Börse as the number one candidate. Maybe LSE will get back in the running later. But it’s clear that the euro zone is moving ahead with an integrated market for financial services, and professionals in London don’t give the impression that they want to be part of it,” concludes Georges Ugeux.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS

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REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

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